UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 18, 2014	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Enters into New $300 Million Revolving Credit Facility under Favorable Terms

MONTREAL, QUEBEC and SARASOTA, FLORIDA – November 18, 2014 – Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”) today announced a new 5-year $300 million Revolving Credit Facility pursuant to a credit agreement with a syndicated lending group led by Wells Fargo Bank, National Association, as Administrative Agent, and Bank of America, N.A., as Syndication Agent, replacing the Company’s existing $200 million Asset-Based Loan (ABL) due to mature in February 2017. All dollar amounts are denominated in US dollars unless otherwise indicated.

The new credit agreement also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement’s terms) if needed. The new facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR rate plus a spread, which is less than the existing ABL and mortgage debt. The Company expects to use the new Revolving Credit Facility to refinance a majority portion of its existing debt and to finance its capital expenditures, dividends, share repurchases, acquisitions, working capital, and for other general corporate purposes.

“We have made significant financial and operational progress since the extension of our ABL in 2012. The new credit facility will provide us with increased capacity, better terms and more flexibility to execute the next phase of our business plan,” said Greg Yull, President and CEO.

About Intertape Polymer Group

Intertape Polymer Group Inc. (IPG) is a leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,850 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Revolving Credit Facility’s incremental accordion feature, the Company’s expected use of proceeds from the Revolving Credit Facility and the impact of the Revolving Credit Facility on the next phase of the Company’s business plan, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; and anticipated cash flows from the Company’s operations. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

For information about IPG, visit www.itape.com

Contact:

MaisonBrison Communications

Pierre Boucher

(514) 731-0000